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                                  Sify Limited
                              Tidel Park, 2nd Floor
                        No. 4, Canal Bank Road, Taramani
                             Chennai, 600 113 India



                                January 28, 2005


BY  FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Barbara C. Jacobs
           Assistant Director
           Office of Computers and Online Services

             RE: SIFY LIMITED
                 REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-121047)

Ladies and Gentlemen:

     Sify Limited (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") take the appropriate action to make the above-captioned Registration Statement on Form F-3 (the "Form F-3") effective at 2 p.m., Washington, D.C. time, on February 1, 2005 or as soon thereafter as possible. The Company also respectfully requests that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to our counsel, Latham & Watkins LLP, 135 Commonwealth Drive, Menlo Park, California 94025, Attention: Anthony Richmond.

     As required by the staff of the Commission (the "Staff"), the Company acknowledges that:

     o should the Commission or the Staff, acting pursuant to delegated authority, declare the Form F-3 effective, it does not foreclose the Commission from taking any action with respect to the Form F-3;

     o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Form F-3 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form F-3; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or comments regarding the foregoing, please call Anthony Richmond of Latham & Watkins at (650) 328-4600. Thank you in advance for your consideration.

                              Very truly yours,

                              Sify Limited


                              /s/ Anil Ahuja
                                  ----------------------------
                                  By: Anil Ahuja
                                  Its: Chief Financial Officer